                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)*


                                 Harmony Holdings, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                            (Title of Class of Securities)


                                       41322310
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                                    (CUSIP Number)

                                Avron L. Gordon, Esq.
                               Brett D. Anderson, Esq.
                               Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                    (612) 334-8400
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  September 30, 1997
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               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].








___________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                            (Continued on following pages)



                                 (Page 1 of 57 Pages)
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--------------------                    ---           --------------------
 CUSIP No.  41322310                    13D           Page  2  of 57 Pages
            --------                                       ---    --
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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Children's Broadcasting Corporation
     41-1663712
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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 3   SEC USE ONLY


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 4   SOURCE OF FUNDS*

     BK
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          [ ]


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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota
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                7    SOLE VOTING POWER

                     2,938,731
   NUMBER OF   -----------------------------------------------------------------
     SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY         0
      EACH     -----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
     PERSON
      WITH           2,938,731
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,938,731
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.7%
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 14  TYPE OF REPORTING PERSON*

     CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, with respect to its beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

    Items 3 through 7 of the Schedule 13D are hereby amended and restated to read as follows:

Item 3:  Source and Amount of Funds or Other Consideration.

         On September 25, 1997, the Company and Glenn B. Laken ("Laken") reached an agreement whereby Laken offered to sell, and the Company agreed to buy, (i) 420,000 shares of Common Stock of Harmony from Laken at $3.15 per share (the "Laken Shares"), (ii) 399,500 shares of Common Stock of Harmony from others who are acting together with Laken at $2.70 per share (the "Laken Control Group Shares"), and (iii) options to purchase 200,000 shares of Common Stock of Harmony from Laken (the "Options") at an exercise price of $1.50 per share, for an aggregate price of $2,731,650 (collectively, the "Transaction").

         The Company received executed copies of the agreements governing the Transaction from Laken on September 30, 1997. The Transaction is expected to close between September 30, 1997 and October 1, 1997.

         Funds for the Transaction originated from an amended loan and security agreement with Foothill Capital Corporation ("Foothill"), dated September 24, 1997. In connection with such financing, the Company issued a warrant to Foothill for the purchase of 200,000 shares of the Company's Common Stock, at an exercise price of $3.76 per share, which is exercisable for a period of four years.

Item 4:  Purpose of Transaction.

         The Common Stock acquired by the Company pursuant to the Transaction was acquired for investment purposes and to increase the Company's voting power. The Reporting Person has also reached an agreement (the "Put/Call Agreement") for the future acquisition of up to 225,000 additional shares of Common Stock of Harmony at a price of $2.50 per share. The Reporting Person may also be obligated to buy such shares, at a price of $2.50 per share, on or after January 31, 1998. The Reporting Person reserves the right to purchase additional if it deems such action to be in its best interest.

         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
         Schedule 13D.


                                 (Page 3 of 57 Pages)
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Item 5:  Interest in Securities of the Issuer.

         THE REPORTING PERSON

         (a) As of September 30, 1997, excluding any shares which may be acquired pursuant to the Put/Call Agreement, the Reporting Person beneficially owned 2,938,731 shares of Common Stock of Harmony, including 750,000 shares of Common Stock subject to currently exercisable options, which constitute approximately 40.7% of the outstanding Common Stock of Harmony.

         (b) As of September 30, 1997, excluding any shares which may be acquired pursuant to the Put/Call Agreement, the Reporting Person had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,938,731 shares of Common Stock of Harmony.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

         CHRISTOPHER T. DAHL

         (a) As of September 30, 1997, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Reporting Person, beneficially owned 10,000 shares of Common Stock of Harmony, which constitute less than 1.0% of the outstanding Common Stock of Harmony.

         (b) As of September 30, 1997, Christopher T. Dahl had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 10,000 shares of Common Stock of Harmony.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.


                                 (Page 4 of 57 Pages)

         RICHARD W. PERKINS

         (a) As of September 30, 1997, Richard W. Perkins beneficially owned 200,000 shares of Common Stock of Harmony, which constitute approximately 3.1% of the outstanding Common Stock of Harmony.

         (b) As of September 30, 1997, Richard W. Perkins, as President of Perkins Capital Management, which is the General Partner of Pyramid Partners, L.P. ("Pyramid"), had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 200,000 shares of Common Stock of Harmony.

         (c) On September 26, 1997, Pyramid acquired 200,000 shares of Common Stock of Harmony from the Laken Control Group at a price of $2.50 per share in a private transaction.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The definitive stock purchase agreement between the parties to the Transaction provides that neither Laken nor the Laken Control Group will acquire any securities of Harmony or the Reporting Person for a period of five years.

Item 7:  Material to be Filed as Exhibits.

         99.1 Stock Purchase Agreement between Children's Broadcasting Corporation and Glenn B. Laken, dated September 25, 1997.

         99.2 Put/Call Agreement between Children's Broadcasting Corporation and Glenn B. Laken, dated September 25, 1997.

         99.3 Letter Agreement between Children's Broadcasting Corporation and Foothill Capital Corporation, dated September 25, 1997.

         99.4 Amendment Number One to Amended and Restated Loan and Security Agreement between Children's Broadcasting Corporation and Foothill Capital Corporation, dated September 24, 1997.

         99.5 Warrant issued by Children's Broadcasting Corporation to Foothill Capital Corporation, dated September 25, 1997.


                                 (Page 5 of 57 Pages)
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                                      SIGNATURE

    After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Dated: September 30, 1997

                        CHILDREN'S BROADCASTING CORPORATION

                        By: /s/ James G. Gilbertson
                            ---------------------------------------------------
                             James G. Gilbertson
                             Chief Operating Officer


                                 (Page 6 of 57 Pages)
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                                    Exhibit Index


Exhibit
Number             Description
-------            -----------------------------------------------------------

99.1 Stock Purchase Agreement between Children's Broadcasting Corporation and Glenn B. Laken, dated September 25, 1997.

99.2 Put/Call Agreement between Children's Broadcasting Corporation and Glenn B. Laken, dated September 25, 1997.

99.3 Letter Agreement between Children's Broadcasting Corporation and Foothill Capital Corporation, dated September 25, 1997.

99.4 Amendment Number One to Amended and Restated Loan and Security Agreement between Children's Broadcasting Corporation and Foothill Capital Corporation, dated September 24, 1997.

99.5 Warrant issued by Children's Broadcasting Corporation to Foothill Capital Corporation, dated September 25, 1997.


                                 (Page 7 of 57 Pages)